SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         REUTERS GROUP PLC
                                                                                    (Registrant)

          Dated: March 1, 2005                                            By:     /s/ Nancy C. Gardner

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.     Name of company
Reuters Group PLC

2.     Name of director
Thomas Henry Glocer David John Grigson Devin Norse Wenig

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest.

Shareholder named in 2.

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).
Thomas Henry Glocer David John Grigson Devin Norse Wenig

5.     Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s).
Not applicable

6.     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.
Not applicable

7.     Number of shares / amount of stock acquired
Not applicable

8.     Percentage of issued class
Not applicable

9.     Number of shares/amount of stock disposed
Not applicable

10.     Percentage of issued class
Not applicable

11.     Class of security
Not applicable

12.     Price per share
Not applicable

13.     Date of transaction
Not applicable

14.     Date company informed
Not applicable

15.     Total holding following this notification
Not applicable

16.     Total percentage holding of issued class following this notification
Not applicable

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

11 March 2005 – Discretionary Share Option Plan (DSOP)
11 March 2005 – Long Term Incentive Plan (LTIP)

18.     Period during which or date on which exercisable DSOP earliest exercise date —
the third anniversary of the Date of Grant (subject to the satisfaction of the performance conditions). LTIP earliest exercise date – day after announcement of 2007 results i.e. mid Feb 2008(subject to the satisfaction of the performance conditions)

19.     Total amount paid (if any) for grant of the option
£Nil
£Nil

20.     Description of shares or debentures involved: class, number
Thomas Henry Glocer — DSOP 719,473 ordinary shares and LTIP 417,228 ordinary shares
David John Grigson — DSOP 281,886 ordinary shares and LTIP 163,468 ordinary shares
Devin Norse Wenig — DSOP 281,886 ordinary shares LTIP 163,468 ordinary shares

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
£4.19
£Nil

22.     Total number of shares or debentures over which options held following this notification
Thomas Henry Glocer – 217,113 ordinary shares, 6,487,117 DSOPs and 3,237,024 LTIPs
David John Grigson – 48,430 ordinary shares, 1,285,067 DSOPs and 626,967 LTIPs
Devin Norse Wenig – 78,354 ordinary shares, 1,205,912 DSOPs and 624,003 LTIPs

23.     Any additional information Awards are subject to the achievement of certain performance criteria.

24.     Name of contact and telephone number for queries
Elizabeth Maclean – 020 7542 6706

25.     Name and signature of authorised company official responsible for making this notification
Elizabeth Maclean

Date of Notification14
March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

9 March 2005. Reuters Group PLC files its Annual Report and Form 20-F 2004 London

— Reuters Group PLC has today filed its Annual Report and Form 20-F 2004 with the U.S. Securities and Exchange Commission (SEC). The document is available on Reuters website (www.about.reuters.com/ar2004). It will be posted to shareholders in the week commencing 21 March 2005.

Ends

Media Contact
Johnny Weir
Tel: +44 20 7542 5211
johnny.weir@reuters.com

Investors Contact
Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

Note to Editors: Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies

8 March 2005.   Reuters Subsidiary Lipper to Acquire Hedgeworld and TASS® Research Database Business

Expands Reach into Hedge Fund Data and Research

New York, NY – March 8, 2005 – Reuters (LSE: RTR, Nasdaq: RTRSY), the global information company, and its wholly owned subsidiary Lipper, the leading fund analysis and research firm, today announced that Lipper has entered into a definitive agreement to acquire HedgeWorld and the TASS® Research database business, two of the most highly regarded assets in the hedge fund research industry. Lipper, a Reuters company, will acquire TASS® Research, the leading institutional-quality hedge fund database which covers some 6,600 hedge funds, from Tremont Capital Management. The business of HedgeWorld, an innovator in providing news, research and analysis to a global community of 55,000 hedge fund professionals and investors, will be acquired from a group of companies owned by a consortium of private investors including Tremont. The acquisitions will help Lipper to capitalize on the growth and institutionalization of hedge funds and significantly broadens the range of collective investments the firm tracks.

Under the terms of the agreement, Tremont will continue to manage the data collection and maintenance of the TASS® Research database. Tremont will retain the right to use the TASS database, as it presently does, to support its core asset management and investment product business as well as its index-related services.

Michael Peace, Chief Executive Officer of Lipper said, “We are delighted by the prospect of acquiring both the top hedge fund database and the leading hedge fund community and news provider. Given the substantial growth prospects in the hedge fund market, we are pleased that this acquisition will allow Reuters and Lipper to expand the services which track and research these funds for funds-of-funds managers, service providers, financial advisors and accredited investors.” Julie Holland, Global Head of Research and Asset Management, Reuters said, “This agreement helps us realize our vision to become the leading supplier of collective investment intelligence to the investment industry and is key to Reuters strategy in the research and asset management space. The deal is also great news for all of our customers in terms of enhanced service, broader analysis and integrated products.” “This transaction will band together the strength of both companies,” said Robert Schulman, co-Chief Executive Officer of Tremont Capital Management. “We are very pleased with the transition of Tremont’s data distribution business to Lipper. Tremont’s TASS® Research database is recognized as the industry leader in accurate hedge fund information and Lipper’s capabilities in the delivery and integration of data are known worldwide. Tremont will continue to lead the industry in hedge fund data collection and intelligence to the benefit of our asset management clients.” Johann Wong, Founder and Chief Executive Officer of HedgeWorld said, “Hedge fund assets have grown dramatically, rising from a $30 billion industry in 1990 to an estimated $975 billion today. This deal will allow HedgeWorld to take advantage of Reuters and Lipper’s global resources to expand our leadership position and broaden our reach into the rapidly growing hedge fund industry.” HedgeWorld will operate as a business division within Lipper and its talented staff and management team will remain in White Plains, NY and Chicago. Wong, a veteran of the hedge fund industry, having launched Tremont’s Bermuda subsidiary in the 1990s, will stay with Lipper to head up the Hedge Fund and Advisory Services of Lipper. HedgeWorld clients will continue to be served by their current account executives, who are now Lipper employees. The transaction is subject to customary closing conditions and is expected to close this week. Ends Contacts: Media Sandra Lee Tel: +1 646-223-4152 Lipper Media—US sandra.lee@lipper.reuters.com

Clare Arber
Mobile:+ 44 7990-567256
Lipper Media—UK and Europe
clare.arber@reuters.com

Sean McLaughlin
Mobile: +1 202-538-1802
Lipper Media — Global
sean.mclaughlin@lipper.reuters.com

Sophia Leung
Tel:+852 2501-9928
Lipper Media—Asia
sophia.leung@reuters.com

Reuters Investor Relations Miriam McKay Tel: +44 20-7542-7057 Reuters Investor Relations miriam.mckay@reuters.com Note to editors About Reuters Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Lipper, a wholly owned subsidiary of Reuters, is a leading global provider of mutual fund information and analysis to fund companies, financial intermediaries, and media organizations. Lipper clients manage more than 95% of U.S. fund assets. The firm, founded in 1973 and headquartered in New York, tracks 125,000 funds worldwide through its offices in major financial capitals in North America, Europe, and Asia.

About Tremont Capital Tremont Capital Management, Inc. is one of the leading global alternative investment management firms, whose business lines include research and investment management services, sale and distribution of its proprietary investment products, and database sales and information services. Tremont advises on over $13 billion in alternative investment assets. Tremont is headquartered in Rye, New York and has offices in Toronto, Bermuda and London. Tremont is an affiliate of OppenheimerFunds, Inc., one of the leading asset management companies in the United States.

About HedgeWorld Established in 1999, HedgeWorld.com is the leading independent online community providing extensive news, data, and research for the global hedge fund and alternative investments industries. HedgeWorld is dedicated to servicing the needs of institutional and high-net-worth investors, professional advisers and fund managers, as well as the industry’s service providers. HedgeWorld has offices in New York and Chicago.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2003 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the transaction and realize the anticipated benefits is subject to the risks that the conditions to such transaction will not be not satisfied. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.